SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 24, 2012
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Notice of the Extraordinary General

Meeting of Shareholders

CONTENTS

Notice of Extraordinary General Meeting of Shareholders

Matter Requiring Resolution
General Information for Voting	3
• Agenda Item No. 1	4
Approval of Spin-Off Agreement

*	To be presented at the meeting

Notice of Extraordinary General Meeting of Shareholders

October 24, 2012

To our Shareholders,

You are invited to attend an Extraordinary General Meeting of Shareholders, which KT will hold on November 23, 2012 as described below in detail, to obtain shareholder approval of Spin-Off Agreement.

Shareholders holding KT’s common shares as of October 8, 2012 will be entitled to vote at the Extraordinary General Meeting of Shareholders.

I look forward to your participation.

Suk Chae Lee

Chief Executive Officer

•	Date and Time: Friday, November 23, 2012 10:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17 Woomyun-dong, Seocho-gu, Seoul, Korea

•	Record Date : October 8, 2012

General Information for Voting

• Number and Classification of Voting Shares

The record date for exercising voting rights at the Extraordinary General Meeting of Shareholders is October 8, 2012. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 243,635,806 shares.

• Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

Agenda Item No. 1

Approval of Spin-Off Agreement

Pursuant to Articles 530-3, Sections 1 and 2 of the Korean Commercial Code, KT seeks shareholder approval to spin-off its satellite service business, resulting in establishment of an independent satellite business company.

All shares of the new satellite business company will be allocated to KT after the spin-off. Thus, there will be no impact on shareholders’ ownership. KT will remain a listed company while the new satellite business company will be a non-listed company.

KT’s Board of Directors believes that the spin-off of the satellite business from KT submitted for shareholder’s approval at the Extraordinary General Meeting is in the best interests of KT and its shareholders.

Unless otherwise indicated, references in this proxy statement to “Surviving Company” refer to KT Corp. and to “Spin-off Company” refer to its spun-off satellite business.

1.	Surviving Company Description

KT is an integrated wired/wireless telecommunication service provider in Korea. KT has information & communications businesses as well as the largest portion of the South Korean local telephone and high-speed Internet business. KT is the market leader in the wired communication and the second largest wireless communication provider in Korea. KT is also in the midst of expanding its non-telecommunication businesses such as media services and real estate business.

2.	Background and Reasons for Spin-off

KT believes that its satellite service business’s value has not reached to its potential maximum level under the KT’s current structure where its core wired and wireless businesses have been the most focused with most available resources. For this reason, the Company strongly believes that this spin-off will provide enough resources and focuses needed for the satellite service business’s long-term growth while maximizing not only the satellite service business’s value, but also KT shareholders’ values.

KT’s Board of Directors also believes that the spin-off would provide the following benefits to KT and its shareholders, and that such benefits would likely not be attainable if the spin-off were not implemented. Attainment of these potential benefits is the primary reason underlying KT’s Board of Directors’ determination to pursue the spin-off of its satellite business.

•

By separating the satellite service business of the KT Corporation, both KT and its satellite service business will be able to enhance business specialization and foster management efficiency, thereby maximizing shareholder value.

•	By establishing an appropriate decision-making structure and a fair governance system in light of the peculiarities of each business, a system of responsible management can be instituted.

•

By specializing each own business, the spin-off will enable KT more to focus on investment for the Surviving Company’s core business, thereby allowing each business to respond promptly to the fast-changing market environments.

•

By fostering efficiency in management and distributing business assets and risks relating to each business, global competitiveness can be secured and thereby achieving maximum shareholder value in the long-run for KT’s shareholders.

•	Method of Spin-off

The Spin-off Company will be incorporated through a spin-off of the satellite service business (“Spin-off Business”) of the Surviving Company as below, pursuant to Articles 530-2 through 530-12 of the Korean Commercial Code. The spin-off will be in the form of a simple vertical spin-off whereby all of the shares in the Spin-off Company will be allocated to the Surviving Company. Thus, there will be no material impact on the Surviving Company from this spin-off. The Surviving Company will remain a listed company while the Spin-off Company will be a non-listed company.

	Company Name	Business
Surviving Company	KT Corporation	All businesses other than the business of the Spin-off Company
Spin-off Company	[KT Sat] (tentative)*	Satellite business including lease business of satellite repeaters and devices and satellite service business and other businesses related to satellites

*	(Note) The name of the Spin-off Company may change at the extraordinary shareholders’ meeting for approval of the Spin-off Plan, or the inaugural meeting of the Spin-off Company.

•	The effective date for the spin-off: December 1, 2012

3. Pro Forma Financial Summary

Based on the balance sheet as of June 30, 2012, the breakdown of assets, liabilities, and shareholders’ equity between the Surviving Company and the Spin-off Company after the spin-off would be as follows:

(Unit : KRW billion)

	KT Corporation (Surviving Company)	[KT Sat] (tentative)* (Spin-off Company)
Assets	26,385.5	424.9
Liabilities	14,571.3	206
Shareholders’ equity	11,814.2	404.3
Authorized shares	1,000,000,000 shares	40,000,000 shares
Issued shares	261,111,808 shares	10,000,000 shares

*	(Note) The above figures are based on the book value of the surviving company as of June 30, 2012 and are subject to changes due to operation of business, changes in legal, accounting standards.

4. Corporate Governance

After the spin-off, there will be no change in corporate governance of the Surviving Company. The Spin-off Company is expected to nominate its own directors and an auditor(s) at its first shareholder meeting. Please refer to AOI in the Supplementary Document for any corporate governance matters related to the Spin-off Company.

For further details, please refer to the attached supplementary document which describes “Spin-off Plan”.

Spin-off Supplementary Document

1. Purpose and Background Information of Spin-off

(1)	By separating the satellite service business of KT Corporation, both KT and its spun-off satellite service business will be able to enhance each own business specialization and foster management efficiency, thereby maximizing the shareholders’ value.

(2)	By establishing an appropriate decision-making structure and a fair governance system in light of the characteristics of each business, a system of responsible management can be instituted.

(3)	Through specialization of each business, the spin-off will enable KT to execute intensive investment more for the Surviving Company’s core business, thereby allowing each business to respond promptly to the altering market environments.

(4)	By fostering efficiency in management and properly distributing business assets and risks relating to each business, global competitiveness can be secured, thereby achieving the maximum shareholders’ value in the long-run.

2. Summary of Method of Spin-off

(1)	Method of Spin-off

	The Spin-off Company will be incorporated through a spin-off of the satellite service business (“Spin-off Business”) of the Surviving Company as below, pursuant to Articles 530-2 through 530-12 of the Korean Commercial Code. The spin-off will be in the form of a simple vertical spin-off whereby all of the shares in the Spin-off Company will be allocated to the Surviving Company. The Surviving Company will remain a listed company while the Spin-off Company will be a non-listed company.

<Details of Spin-off>

	Company Name	Business
Surviving Company	KT Corporation	All businesses other than the business of the Spin-off Company
Spin-off Company	[KT Sat] (tentative)*	Satellite business including lease business of satellite repeaters and devices and other businesses related to satellites

*	(Note) The name of the Spin-off Company may be changed at the extraordinary shareholders’ meeting for approval of the Spin-off Plan or at the inaugural meeting of the Spin-off Company.

‚	The effective date of the spin-off will be December 1, 2012.

ƒ	The spin-off will take place pursuant to a special resolution of the shareholders’ meeting in accordance with Article 530-3, Sections 1 and 2 of the Korean Commercial Code. Pursuant to Article 530-9, Section 1 of the Korean Commercial Code, the Surviving Company and the Spin-off Company are jointly and severally liable for the obligations of the Surviving Company accrued prior to the spin-off.

„	In accordance with Article 530-3 Sections 3, in the event where the Surviving Company pays any debt that is transferred to the Spin-off Company pursuant to the Spin-off Plan, or otherwise both companies are released from liability through outlay of funds by the Surviving Company, due to the joint and several liability of the Surviving Company and the Spin-off Company for the obligations of the Surviving Company accrued prior to the spin-off, the Surviving Company will have a right of recovery from the Spin-off Company. In the event where the Spin-off Company pays any debt which belongs to the Surviving Company pursuant to the Spin-off Plan, or where both companies are released from liability through outlay of funds by the Spin-off Company, the Spin-off Company will have a right of recovery from the Surviving Company.

…	Any and all assets and liabilities, rights/obligations, and anything of value (including licenses and permits, employment relationships, contractual relationships, and litigations) of the Surviving Company shall belong to the Spin-off Company in accordance with Article 530-4 Sections 4 if it is related to the Spin-off Business, and to the Surviving Company if it relates to any other business.

†	Any obligation that arises/accrues in relation to the business of the Surviving Company after the date of spin-off, due to an act or event taking place prior to such date, or obligation (any type of obligation including potential liabilities under public and private laws) that already had been accrued prior to such date but is not reflected in the Spin-off Plan for any reason including failure to recognize such obligation, shall belong to the Spin-off Company if the act or fact giving rise to the obligation relates to the Spin-off Business, and to the Surviving Company if it relates to any other business. In the event where it cannot be determined whether an obligation is related to the Spin-off Business, the obligation shall be shared by the Surviving Company and the Spin-off Company in proportion to their respective share of the value of net assets distributed pursuant to the spin-off.

‡	Any claim or other right acquired in relation to the business of the Surviving Company after the date of spin-off, due to an act or event taking place prior to such date, or a claim or other right (any type of claim including potential claims under public and private laws) that already had been acquired prior to such date but is not reflected in this Spin-off Plan for any reason including failure to recognize such right, shall be treated in the same manner as the preceding paragraph.

ˆ	In the event where the Surviving Company is a party of any contract or litigation prior to the Spin-off date, the contract or litigation shall be transferred to the Spin-off Company if it relates to the Spin-off Business, and remain with the Surviving company if it relates to any other business.

‰	The assets, liabilities and capital of the Spin-off Company shall be determined by distribution of the assets and liabilities belonging to the Spin-off Business or relating directly or indirectly thereto, but the amounts of assets, liabilities and capital shall be determined by collectively taking into account the future operational and investment plans of the Spin-off Company.

(2)	Spin-off Schedule

	Event	Date
	Board Resolution for Approval of Spin-off Plan	September 20, 2012
	Record Date for Extraordinary General Meeting of Shareholders	October 8, 2012
	Board Resolution for Extraordinary General Meeting of Shareholders	October 23, 20122
	Extraordinary General Meeting of Shareholders for Approval of Spin-off Plan	November 23, 2012
	Date of Spin-off	December 1, 2012
	Inaugural (Shareholder) Meeting of Spin-off company	December 3, 2012
	Expected Date of Registration of Spin-off	December 4, 2012
Other events	Announcement of Shareholder Registry Closure	September 21, 2012
	Duration of Registry Closure	October 9, 2012 ~ October 16, 2012
	Dispatch of Extraordinary General Meeting of Shareholders Notice	November 8, 2012

*	(Note 1) The above schedule is subject to adjustments based on relevant laws and consultations with the relevant authorities.
*	(Note 2) Board’s announcement or notice may be adopted in lieu of Inaugural (shareholder) Meeting of the Spin-off company.
*	(Note 3) A separate Board meeting might take place prior or after the shareholders’ meeting in the event where there are substantial changes to the spin-off plan.

(3)	Matters Relating to Spin-off Company

 Name, purpose, headquarters, and method of public notice

Name	Korean	Chusik Hoesa KTSAT (tentative)
	English	KTSAT Co. Ltd (tentative)
Purpose

1.      Telecommunication business with satellite spectrum

2.      Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraph 1

3.      Any overseas business or export and import business related to activities mentioned in Subparagraphs 1 and 2

4.      Information and communication business

5.      Sale and distribution of information communication equipment;

6.      Testing and inspection of information communication equipment, device or facilities;

7.      IT facility construction business and electrical construction business;

8.      Value-added telecommunications business

9.      Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraph 1

10.    Any and all other activities or businesses incidental to or necessary for attainment of the foregoing mentioned in all of the subparagraphs

Headquarters Address		100 Sejongro, Jongro-gu, Seoul, Korea
Method of Public Notice		Publication in The Maeil Economic Daily, a newspaper of general circulation in Seoul

*	(Note) The name of the Spin-off Company may be changed at the extraordinary shareholders’ meeting for approval of the Spin-off Plan or at the inaugural shareholder meeting of the Spin-off Company.

‚ Total number of authorized shares and par value per share

Total number of shares issued	40,000,000
Par / Non-Par shares	Par Value : 5,000 Won per share

ƒ Total number, type, and number of each type, of shares to be issued upon the spin-off

Total number of shares issued	10,000,000
Number of shares for each type	Registered common shares :10,000,000
Par / Non-Par shares	Par Value : 5,000 Won per share

„ Matters relating to allocation of shares to shareholder of the Spin-off Company

The spin-off is a simple vertical spin-off, and thus all shares issued by the Spin-off Company will be allocated to the Surviving Company.

… Provision on amount to be paid to shareholders of the Spin-off Company, if determined

Not applicable.

† Share Capital and Reserve of Spin-off Company

Item	Amount
Share Capital	50,000,000,000 Won
Reserve	354,268,867,192 Won

*	(Note 1) Reserve consists of capital surplus.
*	(Note 2) The above figures may change on the date of the spin-off, and will be confirmed once the items subject to the spin-off as of December 1, 2012 are determined and are reviewed by public accountants.

‡ Summary of Financial Position and Income Statement of Spin-off Company as of June 30, 2012

(Unit: 100 million Won)

Financial Position		Income Statement (1H 2012)
Total Assets	4,249	Revenue	723
Current Assets	347
Non-current Assets	3,902	Operating Expenses	521
Total Liabilities	206
Current Liabilities	125	Operating Income	202
Non-current Liabilities	81
Total Stockholders’ Equity	4,043	Net Income	158
Total Assets and Liabilities	4,249

ˆ Industry characteristics

The Spin-off Company plans to enhance its corporate value through global expansion in South East Asia and Middle East while maintaining its leadership in the satellite transponder rental, video and data transmission, and mobile satellite service (‘MSS’) with Koreasat.

a. Satellite transponder rental business

The Spin-off Company is the only satellite service provider in Korea with Koreasat No. 5, 6 and 7, covering the Korean peninsula, Philippines and some other overseas areas. Currently, we are offering rental services of satellite transponder and we plan to add satellites that cover overseas areas including South East Asia, Middle East and Africa in order to become a major global satellite service provider.

b. Video transmission business

Video transmission, which receives and transfers video contents, allows clients to provide broadcasting services such as advertising, in-house broadcasting, and remote controlled lectures. Moreover, video-on-demand is available when subscribers install IPTV. We run backup stations to secure the stabilized transmission of data from satellites. Also, we maintain Satellite News Gathering (“SNG”) service which broadcasts on-site sports and events. With SNG service, clients are able to offer broadcasting to users in areas where on-ground line installment is not available.

c. Data transmission business

Data transmission service provides clients - who require high security network or need a back-up service for their fixed-line such as government organizations and financial institutions - their own separate telecommunication lines by installing satellite stations in their offices, providing them private data, voice and video transmissions. It also offers an overseas broadband service by installing micro stations to connect overseas and domestic intranet in rural areas or construction sites. In the near future, we plan to offer a low-end broadband service for additional growth.

d. Mobile Satellite Service (‘MSS’)

MSS refers to 1) maritime satellite service that allows internet and intranet services at the sea; 2) telecommunication - telephony, fax, and telex - between vessels, land-sea, land-aircraft at the Pacific, Atlantic, Indian Oceans, using Inmarsat located equator altitude of 35,786km. As there have been increased focuses on the ship management along with satellite communication development, many of our competitors are providing various value added services to ship builders. These value added services provided by MSS are expected to assist Korean ship builders to maintain their global leadership position in the shipbuilding industry.

(4) Assets to be Transferred to Spin-off Company and Value of Such Assets

	The Surviving Company shall transfer any and all assets and liabilities of the Surviving Company (the “Spin-off Assets”) in accordance with the Spin-off Plan.

‚	The list of the Spin-off Assets is set forth in the [Attachment 1] Spin-off Financial Status Table and in [Attachment 2] List of the Spin-off Assets on the Spin-off Plan based on the value of the Spin-off Assets as of June 30, 2012. Any change in assets or liabilities of the Spin-off Business due to operations or financial activities of the Spin-off Business from June 30, 2012 to the date of spin-off, or discovery of asset or liability that is omitted or incorrectly reflected in the list of Spin-off Assets, or changes in the amount of assets or liabilities, may be corrected or additionally reflected in the Spin-off Financial Status Table and List of the Spin-off Assets.

ƒ	The value of the Spin-off Assets under the preceding paragraph shall be the book value as of June 30, 2012. However, the final list of the Spin-off Assets and the value of related assets shall be determined after the review of public accountants.

„	Any right or obligation of which the transfer pursuant to the spin-off is not possible by law or by nature shall be deemed to remain with the Surviving Company. The same shall apply where transfer pursuant to the spin-off requires approval/ permission/clearance of the government authority, but such approval/permission/clearance cannot be obtained.

…	Any intellectual property right including patents, utility model, design, trademark and service mark (whether registered or pending registration, and including all rights and obligation attached thereto), which are owned by the Surviving Company prior to the date of the spin-off, shall belong to the Spin-off Company if it relates to the Spin-off Business, and to the Surviving Company if it relates to any other business.

†	Summary of Financial Position, Before and After Spin-off (As of June 30, 2012)

(Unit: 100 million Won)

Accounts	Before Spin-off KT Corp.	After Spin-off KT Corp. Surviving Company	After Spin-off KT SAT (tentative) Spin-off Company
Current assets	63,073	62,725	348
Cash and cash equivalents	7,908	7,728	180
Trade and other receivables	45,003	44,849	154
Other financial assets	427	427	—
Other assets	2,117	2,103	14
Inventories	7,618	7,618	—
Non-current assets	201,052	201,130	3,901
Other financial assets	2,160	2,160	—
Investments in subsidiary and affiliated companies (Note 1)	16,597	20,576	—
Trade and other receivables	10,988	10,988	—
Property and equipment	137,465	133,637	3,828
Intangibles	18,010	18,001	9
Investment property	11,149	11,149	—
Other assets	342	342	—
Deferred Tax assets	4,341	4,277	64
Total Assets	264,125	263,855	4,249
Current Liabilities	65,816	65,691	125
Trade and other payables	43,217	43,174	43
Borrowings	16,571	16,571	—
Other liabilities	1,204	1,122	82
Tax liabilities	1,236	1,236	—
Provisions	2,112	2,112	—
Deferred income	1,476	1,476	—
Non-current Liabilities	80,103	80,022	81
Trade and other payables	5,430	5,372	58
Borrowings	66,582	66,582	—
Retirement benefit	4,749	4,726	23
Others	595	595	—
Provisions	1,352	1,352	—
Deferred income	1,395	1,395	—
Total Liabilities	145,919	145,713	206
Capital stock	15,645	15,645	500
Additional paid-in capital	14,544	14,544	3,543
Capital adjustments	(12,513)	(12,513)	—
Accumulated other comprehensive income	(187)	(187)	—
Retained earnings	100,717	100,653	—
Total Stockholders’ Equity	118,206	118,142	4,043

*	(Note 1) The above figures are based on the book value of the Surviving Company as of June 30, 2012 and are subject to changes due to the operation of the business, and changes in legal and accounting standards.
*	(Note 2) List of the Spin-off Assets: See [Appendix 2] List of the Spin-off Assets. This list is subject to change on the date of the spin-off.

(5) Matters Relating to Surviving Company

 Name, Headquarters and Method of Public Notice

Name	Korean	Chusik Hoesa KT
	English	KT Corporation
Headquarters Address		206 Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea
Method of Public Notice		Publication in Seoul Shinmun, a newspaper of general circulation in Seoul. However, if Seoul Shinmun is not applicable, notice will be publicized on any other dailies circulated in Seoul.

‚ Reduction of Capital and Reserve

Not applicable.

ƒ Method of Capital Reduction

Not applicable.

(6) Miscellaneous Matters for Shareholder Protection

 Revision or Amendment of Spin-off Plan

The Spin-off Plan may be revised or amended by a Board’s resolution or CEO before or after the Extraordinary Shareholders’ Meeting based on changes in operations, circumstances and related regulations or approval process by the relevant government authorities.

Moreover, this Spin-off Plan may be revised or amended as to any of the following items, by a Board’s resolution of the Surviving Company, if it is approved at the Extraordinary Shareholders’ Meeting to be held on November 23, 2012, without further approval of the shareholders’ meeting before the registration of the spin-off, (i) so long as such revision or amendment is reasonably necessary and the shareholders of the Surviving Company or the Spin-off Company are not thereby disadvantaged; and (ii) to the extent that the substance of the relevant provision is not thereby altered. Such revision or amendment shall take effect upon a notice or a public announcement pursuant to the relevant laws.

•	Name of the Surviving Company and the Spin-off Company

•	Spin-off schedule

•	Assets to be transferred due to the spin-off and the values thereof

•	Financial structure before and after the spin-off

•	Number of shares issued at the time of spin-off

•	AOI of the Spin-Off company

‚ Execution of Spin-off Plan and Condition of Effectiveness

The Spin-off Plan may be revised or amended by a Board’s resolution if Korea Communications Commission (KCC) disapproves the spin-off or approval conditions, and/or the contents may have major adverse effects on the financials and the operation of the Spin-off Company.

ƒ Matters Requiring Change of Hands between Surviving Company and Spin-off Company

Matters requiring a change of hands between the Surviving Company and the Spin-off Company in relation to implementation of this Spin-off Plan (including documents, data and other materials and facts relating to the Spin-off Business) shall be determined by separate discussions between the Surviving Company and the Spin-off Company.

3. Financial Position and Income Statement of Surviving Company

(In the event of the spin-off)

KT Corporation

<Statement of Financial Position>

(Unit: Million Won )

Account	December 31, 2011	December 31, 2010
Assets
Current assets	6,375,600	5,800,060
Cash and cash equivalents	790,107	901,308
Trade and other receivables	4,832,373	3,944,795
Short-term loans	57,473	167,093
Inventories	514,076	593,479
Other current assets	181,571	193,385
Non-current assets	20,078,007	18,545,055
Cash and cash equivalents	1,607,843	1,037,862
Other financial assets	216,078	178,877
Property and equipment	13,305,475	12,957,143
Investment property	1,118,757	1,129,175
Intangibles	1,745,976	1,333,789
Investments in jointly controlled entities and associates	1,577,406	1,341,090
Deferred income tax assets	467,890	537,342
Other non-current assets	38,582	29,777

Total Assets	26,453,607	24,345,115

Liabilities
Current liabilities	6,035,682	6,842,087
Trade and other payables	4,425,214	4,295,331
Borrowings	1,086,193	1,940,367
Other financial lease liabilities	5,000
Deferred income tax liabilities	149,543	272,333
Provisions	114,324	51,726
Deferred income	160,889	143,764
Other current liabilities	94,519	138,566
Non-current liabilities	8,683,992	6,411,891
Trade and other payables	596,930	310,965
Borrowings	7,415,355	5,556,984
Other financial lease liabilities	1,076	19,837
Retirement benefits	395,741	242,160
Provisions	101,612	103,930
Deferred income	146,662	151,257
Other non-current liabilities	26,616	26,758

Total Liabilities	14,719,674	13,253,978

Stockholders’ Equity
Total Stockholders’ Equity	11,733,933	11,091,137

Capital Stock	1,564,499	1,564,499
Additional paid-in capital	1,440,258	1,440,258
Retained earnings	10,008,964	9,399,171
Accumulated other comprehensive income	(28,684)	(56,165)
Other components of equity	(1,251,104)	(1,256,626)

Total liabilities and stockholders’ equity	26,453,607	24,345,115

<Income Statement>

(Unit: Million Won )

Account	2011	2010
Operating Revenue	20,166,817	19,918,378
Operating Expenses	18,140,891	17,914,807
Operating Income	2,025,926	2,003,571
Financial Income	(367,648)	(363,457)
Financial income	243,789	225,795
Financial expenses	(611,437)	(589,252)
Earnings before the income tax	1,658,278	1,640,114
Income tax expense	369,223	391,268
Net income	1,289,055	1,248,846
Basic earnings per share (Unit: won)	5,299	5,135
Diluted earnings per share (Unit: won)	5,298	5,135

Others

[Attachment 1] Spin-off Financial Status Table

(Unit: Won)

		After Spin-off	After Spin-off
Account	Before Spin-off	KT Corp. Surviving Company	KT SAT (tentative) Spin-off Company
Assets	26,412,450,460,830	26,385,465,900,262	424,890,011,578
Current assets	6,307,258,640,215	6,272,545,214,295	34,713,425,920
1. Cash and cash equivalents	790,807,018,531	772,807,018,531	18,000,000,000
Cash and cash equivalents	790,807,018,531	772,807,018,531	18,000,000,000
2. Trade and other receivables	4,500,266,234,970	4,484,946,293,582	15,319,941,388
Short-term loans	14,675,885,375	14,667,100,981	8,784,394
Trade receivables	4,258,366,811,526	4,243,985,772,365	14,381,039,161
Accrued receivables	219,736,891,541	218,806,773,708	930,117,833
Accrued revenue	6,626,844,700	6,626,844,700	0
Deposits	341,607,740	341,607,740	0
Other current assets	518,194,088	518,194,088	0
3. Other Financial Assets	42,653,206,792	42,653,206,792	0
Derivatives	38,958,817,918	38,958,817,918	0
Short-term investments	3,694,388,874	3,694,388,874	0
4. Other Assets	211,727,006,337	210,333,521,805	1,393,484,532
Advance payment	67,817,653,905	67,817,651,361	2,544
Advance expenses	143,909,352,432	142,515,870,444	1,393,481,988
5. Inventories	761,805,173,585	761,805,173,585	0
Non-current assets	20,105,191,820,615	20,112,920,685,967	390,176,585,658
1. Other financial assets	215,976,206,125	215,976,206,125	0
LT financial assets	8,000,000	8,000,000	0
AFS securities	105,895,096,155	105,895,096,155	0
Contribution	26,683,686,194	26,683,686,194	0
Derivatives	83,389,423,776	83,389,423,776	0
2. Investments in subs. & affiliates	1,659,651,505,537	2,057,556,956,547	0
Investments in subs. & affiliates	1,659,651,505,537	2,057,556,956,547	0
3. Trade and other receivables	1,098,813,651,757	1,098,777,790,064	35,861,693
LT loans	56,399,342,293	56,394,477,500	4,864,793
LT loans & credit	785,249,426,280	785,249,426,280	0
Guarantees	248,190,545,694	248,159,548,794	30,996,900
LT accrued receivables	8,974,337,490	8,974,337,490	0
4. Property & Equipments	13,746,530,228,235	13,363,650,559,255	382,879,668,980
Land	1,095,067,087,673	1,091,771,262,212	3,295,825,461
Buildings	2,082,701,141,980	2,073,066,561,511	9,634,580,469
Structures	99,608,003,588	98,535,342,167	1,072,661,421
Equipments	6,011,387,254,474	5,703,566,402,729	307,820,851,745
Fixed lines	3,187,379,386,385	3,187,379,386,385	0
Vehicles	89,635,532	89,111,210	524,322
Construction in progress	822,142,841,801	761,645,564,200	60,497,277,601
Machinery	13,693,099,429	13,693,099,429	0
Tools	156,165,867,708	155,643,761,880	522,105,828
Financial lease assets	214,890,723,808	214,854,881,675	35,842,133
Other tangible assets	63,405,185,857	63,405,185,857	0

		After Spin-off	After Spin-off
Account	Before Spin-off	KT Corp. Surviving Company	KT SAT (tentative) Spin-off Company
5. Intangibles	1,800,937,596,459	1,800,039,957,656	897,638,803
Goodwill	65,056,745,909	65,056,745,909	0
Patents	11,407,883,395	11,379,273,536	28,609,859
Rights to utilities	35,959,768,141	35,959,768,141	0
Development cost	518,531,538,293	517,974,744,349	556,793,944
Software	210,317,907,290	210,316,155,890	1,751,400
Spectrum	853,673,617,180	853,673,617,180	0
Memberships	93,041,781,314	92,731,297,714	310,483,600
Rental rights	12,862,745,395	12,862,745,395	0
Other intangibles	85,609,542	85,609,542	0
6. Investment property	1,114,935,155,106	1,114,935,155,106	0
Investment property	1,114,935,155,106	1,114,935,155,106	0
7. Other assets	34,248,296,583	34,248,296,583	0
LT advance payments	34,248,296,583	34,248,296,583	0
8. Deferred Tax assets	434,099,180,813	427,735,764,631	6,363,416,182
Deferred Tax assets	434,099,180,813	427,735,764,631	6,363,416,182
Liabilities	14,591,891,433,467	14,571,270,289,081	20,621,144,386
Current Liabilities	6,581,633,831,769	6,569,105,362,382	12,528,469,387
1. Account Payables	4,321,702,432,675	4,317,388,724,378	4,313,708,297
Account payables	925,980,225,527	925,980,225,527	0
Accrued payables	2,104,554,970,904	2,103,385,671,784	1,169,299,120
Accrued expenses	434,037,182,546	430,970,114,333	3,067,068,213
Withholdings-Guarantee	111,866,706,083	111,816,706,083	50,000,000
Financial lease payables	83,331,345,823	83,308,331,704	23,014,119
Withholdings	601,962,941,602	601,962,439,631	501,971
Accrued interests	59,969,060,190	59,965,235,316	3,824,874
2. Borrowings	1,657,112,412,132	1,657,112,412,132	0
ST borrowings	500,000,000,000	500,000,000,000	0
Current portion of LT debt	1,157,112,412,132	1,157,112,412,132	0
3. Other Debt	120,375,386,491	112,160,625,401	8,214,761,090
Accrued receipts	103,019,139,180	94,856,643,340	8,162,495,840
Withholdings	10,724,145,440	10,724,145,440	0
Accrued revenue	6,632,101,871	6,579,836,621	52,265,250
4. Deferred tax liabilities	123,589,840,925	123,589,840,925	0
5. Provision	211,220,752,720	211,220,752,720	0
6. Deferred revenue	147,633,006,826	147,633,006,826	0
Non-current liabilities	8,010,257,601,698	8,002,164,926,699	8,092,674,999
1. Account Payables	542,990,475,670	537,222,811,145	5,767,664,525
LT account payables	11,666,693,958	11,666,693,958	0
Financial lease liabilities	141,134,983,881	141,095,967,509	39,016,372
Lt. Accrued Payable	346,857,409,120	341,128,760,967	5,728,648,153
LT Withholdings	43,331,388,711	43,331,388,711	0

		After Spin-off	After Spin-off
Account	Before Spin-off	KT Corp. Surviving Company	KT SAT (tentative) Spin-off Company
2. Borrowings	6,658,184,197,864	6,658,184,197,864	0
Bonds	6,642,752,877,864	6,642,752,877,864	0
LT debt	15,431,320,000	15,431,320,000	0
3. Allowance for severance pay	474,962,139,630	472,637,129,156	2,325,010,474
4. Other non-current liabilities	59,450,152,401	59,450,152,401	0
LT Accrued payables	59,450,152,401	59,450,152,401	0
5. Provisions	135,171,253,664	135,171,253,664	0
Provision for LT debt	135,171,253,664	135,171,253,664	0
6. Deferred revenue	139,499,382,469	139,499,382,469	0
Stockholders’ equity	11,820,559,027,363	11,814,195,611,181	404,268,867,192
1. Capital	1,564,498,835,000	1,564,498,835,000	50,000,000,000
2. APIC	1,454,364,274,885	1,454,364,274,885	354,268,867,192
Premium on Stock Issuance	1,440,258,153,395	1,440,258,153,395	354,268,867,192
Other Capital Surplus	14,106,121,490	14,106,121,490	0
3. Capital adjustments	(1,251,321,828,677)	(1,251,321,828,677)	0
Treasury stock	(928,049,638,057)	(928,049,638,057)	0
Loss on Disposal of TS	(6,797,338,937)	(6,797,338,937)	0
Adjustments on equity method	(318,430,959,304)	(318,430,959,304)	0
Other adjustments	1,956,107,621	1,956,107,621	0
4. Other Accumulated Comprehensive Income	(18,714,201,330)	(18,714,201,330)	0
Gain on Valuation of AFS	2,156,874,060	2,156,874,060	0
Gain on hedging derivatives	8,733,310,323	8,733,310,323	0
Loss on valuation of AFS	(1,990,935,007)	(1,990,935,007)	0
Loss on hedging derivatives	(27,613,450,706)	(27,613,450,706)	0
5. Retained earnings	10,071,731,947,485	10,065,368,531,303	0
Retained earnings	5,693,611,885,728	5,693,611,885,728	0
RE before Appropriations	4,378,120,061,757	4,371,756,645,575	0
Unapp. RE from Prior Year	3,856,876,596,489	3,856,876,596,489	0
Gain on revaluation of RE	927,021,754,446	927,021,754,446	0
Loss on revaluation of RE	(726,732,477,335)	(726,732,477,335)	0
Accu. Actuarial Gain/Loss	(231,609,062,286)	(231,609,062,286)	0
Net income	552,563,250,443	546,199,834,261	0

[Attachment 2] List of Spin-off Assets

(Unit: Won)

Accounts	Amount	Description
Assets	424,890,011,578
Current assets	34,713,425,920
1. Cash and cash equivalents	18,000,000,000
Cash and cash equivalents	18,000,000,000	Cash and bank deposits
2. Trade and other receivables	15,319,941,388
Short-term loans	8,784,394	Education loans
Trade receivables	14,381,039,161	Bonds on repeaters rentals
Accrued receivables	930,117,833	VAT on receivables
Other Assets	1,393,484,532
Advance payment	2,544	Advance payments for biz trips
Advance expenses	1,393,481,988	Advance expenses on satellite insurance
Non-current assets	390,176,585,658
1. Other financial assets	35,861,693
LT financial assets	4,864,793	Education loans
Guarantees	30,996,900	Deposits on global satellites
4. Tangible assets	382,879,668,980
Land	3,295,825,461	Satellite center in KeumSan
Buildings	9,634,580,469	Satellite center in KeumSan
Structures	1,072,661,421	Satellite center in KeumSan
Equipments	307,820,851,745	Olleh 1 (215.8bn), Moogoonghwa 5 (23.7bn), CondoSat (38.1bn)
Vehicles	524,322
Construction in progress	60,497,277,601	CondoSat 2
Tools	522,105,828	Satellite center in KeumSan
Financial lease assets	35,842,133	Leased assets ex. vehicles
5. Intangibles	897,638,803
Patents	28,609,859	Patents
Development cost	556,793,944	Inmarsat related
Software	1,751,400	Inmarsat related
Memberships	310,483,600
4. Deferred Tax assets	6,363,416,182
Deferred Tax assets	6,363,416,182
Liabilities	20,621,144,386
Current Liabilities	12,528,469,387
1.Account Payables	4,313,708,297
Account payables	0
Accrued payables	1,169,299,120	Payables on CondoSat
Accrued expenses	3,067,068,213	Rental expense on global satellites
Withholdings-Guarantee	50,000,000	Guarantees on HimsKorea Co.
Financial lease liabilities	23,014,119	Leased assets ex. vehicles
Withholdings	501,971	Refunds to Samtan Co.
Accrued interests	3,824,874	Accrued interests on financial lease liabilities

Accounts	Amount	Description
2. Borrowings	0
3. Other Debt	8,214,761,090
Accrued receipts	8,162,495,840	Accrued receipts on World Phone Card
Accrued revenue	52,265,250	Accrued rental revenue from Skylife
Non-current liabilities	8,092,674,999
1. Account Payables	5,767,664,525
Financial lease liabilities	39,016,372	Leased assets ex. vehicles
Lt. Accrued Payable	5,728,648,153	Accrued payables on CondoSat
2. Borrowings	0
Bonds	0
LT debt	0
3. Allowance for severance pay	2,325,010,474
Allowance for severance pay	2,325,010,474

[Attachment 3] Articles of Incorporation of the Spin-off Company

ARTICLES OF INCORPORATION

CHAPTER 1. GENERAL PROVISION

Article 1. Corporate Name

The name of the Company shall be “Chusik Hoesa KT SAT” (here after “the Company”), which shall be written as “KTSAT Co. Ltd” in English.

Article 2. Objectives

The Company’s objective is to carry on the following businesses:

1.	Telecommunication business with satellite spectrum

2.	Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraph 1

3.	Any overseas business or export and import business related to activities mentioned in Subparagraphs 1 and 2

4.	Information and communication business

5.	Sale and distribution of information communication equipment;

6.	Testing and inspection of information communication equipment, device or facilities;

7.	IT facility construction business and electrical construction business;

8.	Value-added telecommunications business

9.	Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraph 1

10.	Any and all other activities or businesses incidental to or necessary for attainment of the foregoing mentioned in all of the Subparagraphs

Article 3. Headquarters and Other Offices

	The Company shall have its headquarters in Seoul.

‚	The Company may establish, relocate or close branch offices within or outside Korea, as necessary, pursuant to a resolution of the Board of Directors.

Article 4. Method of Public Notice

Public notices by the Company shall be published in The Maeil Economic Daily, a daily newspaper - in Seoul. Provided, however, that if the public notices cannot be published in The Maeil Economic Daily due to unavoidable circumstances, such public notices may be given in any daily newspaper published in Seoul, Korea.

CHAPTER 2. SHARES OF STOCK

Article 5. Amount of Authorized Capital

The total number of shares authorized to be issued by KT shall be up to forty million (40,000,000) shares.

Article 6. Shares to be Issued at Time of Incorporation

The total number of shares to be issued at the time of incorporation shall be ten million (10,000,000) shares.

Article 7. Par Value of Share

Par value per share issued shall be 5,000 Korean Won.

Article 8 Types of the Shares and Share Certificates

The type of shares shall be registered common shares. Share certificates shall be in eight (8) denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares. However, if requested by a shareholder, certificate may be issued in other denomination.

Article 9. Preemptive Rights

	In the event that the Company issues or proposes to issue any new shares, shareholders of the Company will have preemptive rights that entitle them to purchase a number of shares, so that the shareholders will be able to maintain the identical ownership interest in the Company that the shareholders had immediately prior to such issuance or proposed issuance.

‚	In accordance with Article 419 of the Korean Commercial Code, the Company shall inform subscription of new shares to existing shareholders. If shareholders do not subscribe or express abstention of new shares, they lose their preemptive rights. In this case, remaining shareholders shall be entitled to subscribe for unsubscribed new shares in proportion to their existing shareholdings.

ƒ	Notwithstanding Paragraph &‚ above, new shares may be issued to persons other than the shareholders of KT, in the following cases: But, in accordance with the laws and regulations and other relevant provisions of the Financial Investment Services and Capital Markets Act, the Company should be a stock-listed corporation

1. When the new shares are issued by public offering;

2. When the members of the Employee Stock Ownership Association of KT have preemptive rights to subscribe for such new shares pursuant to Financial Investment Services and Capital Markets Act (“FSCMA”);

3. When the new shares are represented by depositary receipts

4. When the new shares are issued in overseas to be traded on overseas exchanges

5. When the new shares are issued to attract foreign investments for the Company management purpose in pursuant to the Foreign Investment Promotion Act.

6. When the new shares are issued in order to accomplish specific business purposes such as a strategic alliance, inducement of foreign funds, other capital raising requirements, an introduction of new technology, and an improvement of the financial structure of the Company.

7. When there is an immediate need for the Company to raise funds, new shares can be issued to domestic and foreign financial institutions

8. When the new shares are issued to domestic and international corporations and personnel in order to fulfill the minimum debt-to-equity ratio for the listing requirement in the capital market or the KOSDAQ market.

„	When new shares are issued according to each Section in Article 3, the number of new shares and its issuing price shall be determined by a Board’s resolution.

…	When shareholders do not subscribe or lose the subscription right of new shares, in case of odd-lot shares, its handling method will be determined by a Board’s resolution.

Article 10. Capital Increase by Public Offering

	When the new shares are issued through a general public offering, the total number of the shares to be issued shall not exceed fifty percent (50%) of the total number of shares issued.

‚	In accordance with Article 9-3 Sections 5 - Sections 7 regulations, all new share issuance shall not exceed fifty percent (50%) of the total number of shares issued.

ƒ	When new shares are issued according to Section 1 and Section 2, the number of new shares and its issuing price shall be determined by a Board’s resolution.

Article 11. Base Date Regarding Dividends of New Shares

In case the Company issues new shares through rights issues, bonus issues and stock dividends, with respect to the distribution of dividends on the new shares, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued.

Article 12. Transfer of Title/Name

Shareholders and registered pledges who want to register the transfer of shares, stocks or other collateral causes should submit related sovereignty and supporting documents that the Company requires.

Article 13. Report of Names, Addresses and Seals of Shareholders

	Shareholders and registered pledges shall report their names, addresses, and seals to the Company.

‚	Shareholders and registered pledges who reside in foreign countries shall appoint and report the place where, and an agent to whom, notices will be given in Korea. Any changes shall be reported.

ƒ	Applies in same manner in case of any changes in Paragraph  & ‚

Article 14. Closing of Register of Shareholders and Record Date

	The Company shall suspend the entries of any changes into the Register of Shareholders regarding any rights on shares from January 1 to January 31 of each year.

‚	The Company shall let the shareholders who are registered in the Register of Shareholders on December 31 of each year exercise their rights thereof at the Ordinary General Meeting of Shareholders.

ƒ	The Company may, for convening an Extraordinary General Meeting of Shareholders or when necessary, by a resolution of the Board of Directors, set the record date or close the register of shareholders for a certain period not exceeding three (3) months by giving at least two (2) weeks’ prior public notice.

CHAPTER 3. DEBENTURES

Article 15. Issuance of Bonds

The Company may issue bonds by a Board’s resolution, to the extent that the aggregate face value of the bonds issued shall not exceed four times of its net assets.

Article 16. Issuance of Convertible Bonds

	The Company may issue convertible bonds to persons other than shareholders to the extent that the aggregate face value of the convertible bonds issued shall not exceed that of Article 15.

1.	When convertible bonds are issued through a public offering or a shareholders’ preemptive rights in public offering

2.	When there is an immediate need for the company to raise funds, convertible bonds can be issued to domestic and foreign financial institutions

3.	When convertible bonds are issued to counter a company with whom the Company has a strategic alliance.

‚	The Board of Directors may determine that convertible bonds referred to in Paragraph  may be issued on the condition that conversion rights will be attached to only a portion of the convertible bonds.

ƒ	The type of shares to be issued upon the conversion of convertible bonds shall be common shares. The conversion price, which shall be equivalent to or more than the par value of the shares, shall be determined by the Board of Directors at the time of such issuances.

„	The period during which conversion rights may be exercised shall commence on the date passing third month after the date of issuance of the relevant convertible bonds and end on the date immediately preceding the redemption date thereof. However, the Board of Directors may adjust the conversion period in accordance with relevant laws within the above period by a Board’s resolution.

…	For the purposes of any distribution of dividends on the shares issued upon conversion or any payment of interest on convertible bonds, the convertible bonds shall be deemed to have been converted into shares at the end of the fiscal year immediately preceding the fiscal year in which the relevant conversion rights are exercised.

Article 17. Issuance of Bond Warranty

	The Company may issue a bond warranty to persons other than shareholders to the extent that the aggregate face value of the bond warranty issued shall not exceed amount mentioned in Article 15.

1. When a bond warranty is issued through a public offering or a shareholders’ preemptive rights in public offering

2. When there is an immediate need for the company to raise funds, a bond warranty can be issued to domestic and foreign financial institutions

3. When a bond warranty is issued to counter a company with whom the Company has a strategic alliance.

‚	The Board of Directors may determine that a bond warranty may be issued on the condition that conversion rights will be attached to only a portion of the bond warranty.

ƒ	The type of shares to be issued upon issuance of a bond warranty shall be common shares. The par value of issuance, which shall be equivalent to or more than the par value of the shares shall be determined by the Board of Directors at the time of issuance.

„	The period during which conversion rights may be exercised shall commence on the date passing third month after the date of issuance of the relevant bond warranty and end on the date immediately preceding the redemption date thereof. However, the Board of Directors may adjust the conversion period in accordance with relevant laws within the above period by its Board’s resolution.

…	For the purposes of any distribution of dividends on the shares issued upon conversion or any payment of interests on a bond warranty, the bond warranty shall be deemed to have been converted into shares at the end of the fiscal year immediately preceding the fiscal year in which the relevant conversion rights are exercised.

Article 18. Applicable Provisions regarding Issuance of Bonds

The provisions of Articles 11 and 12 shall apply mutatis mutandis to the issuance of bonds.

CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS

Article 19. Convening of General Meeting

	General Meetings will include the Ordinary General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders.

‚	The Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year, and an Extraordinary General Meeting of Shareholders may be convened according to a Board’s resolution if necessary.

Article 20. Convener of General Meeting

	General Meetings shall be convened by Chief Executive Officer (“CEO”) according to a Board’s resolution, unless in the presence of other laws.

‚	In the event of absence or death of CEO, a General Meeting shall be convened according to the Paragraph‚ of Article 37.

Article 21. Notice of General Meeting of Shareholders

The notice of a General Meeting of Shareholders specifying a meeting time, a place and a purpose thereof shall be sent to each shareholder two (2) weeks prior to the date set for the General Meeting of Shareholders. However, in the event where such notice does not reach shareholders’ address written on the registry, the Company may not notice such shareholders.

Article 22. Place of General Meeting of Shareholders

A General Meeting of Shareholders shall be held at the location of the Company’s headquarters or its neighboring place.

Article 23. Chairperson

CEO of the Company shall preside at a General Meeting of Shareholders; provided, however, that Paragraph‚ of Article 37 shall apply mutatis mutandis in the event that CEO fails to perform his/her duties.

Article 24. Chairperson’s Right to Maintain Order

	The Chairperson shall suspend or cancel the proposal of any person who intentionally disrupts, by speech or behavior, the proceedings of a General Meeting of Shareholders or shall order such person to leave the General Meeting of Shareholders.

‚	If the Chairperson deems it necessary for the smooth proceeding of a General Meeting of Shareholders, the Chairperson may restrict the time and the frequency of a shareholder’s proposal.

Article 25. Voting Rights

Each shareholder shall have one (1) vote per share.

Article 26. Disunitary Exercise of Voting Rights

	If a shareholder who holds two (2) or more shares with voting rights wishes to exercise them in disunity, such shareholder shall notify the Company in writing of his/her intention and reason for disunitary voting at least three (3) days prior to the meeting.

‚	The Company may reject an exercise of votes in disunity by a shareholder except in the event that he/she has accepted a trust of shares or he/she holds the shares on behalf of another person.

Article 27. Voting by Proxy

	Shareholders may exercise its voting rights by proxy.

‚	The proxy described in Paragraph must file with - the Company a power of attorney before the opening of a General Meeting.

Article 28. Matters Requiring Approval

A General Meeting of Shareholders shall approve following agendas.

	Appointment of directors and auditors

‚	Approval of remuneration of directors

ƒ	Approval of financial statements

„	Decrease in equity

…	Changes in articles of incorporation

†	Merge or dissolution of company

‡	Other matters required by the Board or relevant laws

Article 29. (Method of Adoption of Resolutions)

Resolutions of a General Meetings of Shareholders, except as otherwise provided by the relevant laws and regulations, shall be adopted if the approval of a majority vote of the shareholders present at such meeting is obtained and such majority also represents at least one-fourth (1/4) of the total number of shares issued and outstanding.

Article 30 (Exercise of Voting Rights by Writing)

	Shareholders of the Company may exercise their voting rights by writing without attending a General Meetings of Shareholders in person.

‚	In case of Paragraph above, the Company shall send the notice of convening a General Meeting of Shareholders, together with written documents and reference materials necessary for the Shareholders to exercise their voting rights.

ƒ	The shareholders desiring to exercise their voting rights by writing shall write necessary matters in the written documents under Paragraph‚ and submit them to the Company by the date immediately preceding the date set for the Meeting.

„	The number of voting rights by writing will be added to the total voting rights by shareholders present at a General Shareholders Meeting.

Article 31. Minutes of General Meeting of Shareholders

The substance of the course and proceedings of a General Meeting of Shareholders and the results thereof shall be recorded in minutes on which the names and seals of the Chairperson and the Directors present at the meeting shall be affixed or which shall be signed by such persons, and shall be kept at the Company’s headquarters and branch offices.

CHAPTER 5. DIRECTORS

Article 32. Number of Directors

The Company shall have three Directors and one Auditor.

Article 33. Election and Dismissal of Director and Auditors

	Directors and an Auditor shall be appointed at a General Meeting of Shareholders.

‚	The Directors shall be appointed at a General Meeting of Shareholders by affirmative votes of the majority of the voting rights of the shareholders present and such majority also represents at least one-fourth (1/4) of the total number of shares issued and outstanding. However, as for the appointment of an Auditor, the shareholders with more than three-one hundredth (3/100) of voting rights should not exercise for the excess voting rights.

ƒ	For appointment of Directors, the cumulative voting system pursuant to Article 382-2 of the Commercial Act shall not be applied.

Article 34. Term of Office of Directors

	The term of directorship shall be not more than three (3) years; where the term of office shall be decided according to the approval at a General Shareholders’ meeting. However, when the term ends after the end of fiscal year and before the General Meeting of Shareholders for that fiscal year, the term may be extended to the General Meeting of Shareholders.

‚	The term of directorship shall be until the close of the third Ordinary General Meeting of Shareholders convened after he/she is elected.

Article 35. By-election of Directors

	Any vacancy in the office of Directors shall be filled by a resolution of a General Meeting of Shareholders. However, if the number of Directors required by the Articles 31 is met and if there is no difficulty in the administration of the Board business, an appointment may not be made.

‚	The term of directorship appointed to fill a vacancy shall be within three years.

Article 36. Appointment of CEO

CEO is appointed by the Board of Directors.

Article 37. Duties of Directors

	CEO shall respectively represent and supervise all businesses of the Company.

‚	Directors shall assist CEO and shall perform their duties. In the event CEO fails to perform his/her duties, an Inside Director shall perform his/her duties in accordance with the order as provided in the Office Regulation. However, in the event both CEO and the Inside Directors fail to perform their duties, an Outside Director shall perform his/her duties in accordance with the order as provided in the Office Regulation.

ƒ	If a Director becomes aware of any event which may cause a material damage to the Company, such Director should immediately report to the Auditor thereof.

Article 38. Duties of Auditor(s)

	Auditor(s) shall audit accounting and the operation of the Company.

‚	Auditor(s) may present his/her opinions and testify at the meeting of the Board of Directors.

ƒ	Auditor(s) may request an Extraordinary Meeting of Shareholders by submitting a written document specifying the reasons and the purposes of such request.

Article 39. Auditors’ Records

Auditor(s) should prepare written documents on the audit including the process of the audit and its results, on which the names and seals of the Auditor shall be affixed or shall be signed by such persons.

Article 40. Remuneration and Severance Allowance for Directors and Auditors

	The Remuneration for the Directors shall be determined by a resolution of a General Meeting of Shareholders. Remuneration for the Auditors should be determined separately from the remuneration for the Directors.

‚	Severance allowances for Directors and Auditors shall be paid in accordance with regulations for payment of officers’ severance allowance adopted at a General Meeting of Shareholders.

CHAPTER 6. BOARD OF DIRECTORS

Article 41. Composition and Management of Board of Directors

	The Board of Directors of the Company shall consist of only Directors. The Board of Directors shall resolve all important matters relating to the Company’s business operations.

‚	Meetings of the Board of Directors shall be convened by CEO or Representative Director. A notice setting forth agenda of the meeting shall be provided to each Director at least seven (7) days prior to the date of the meeting. The procedure may be dispensed with upon the consent of all Directors and an Auditor(s).

ƒ	A Director, other than Representative Director, may request Representative Director to convene a Board meeting. If the Representative Director refuses such request and if the Director who proposed meeting determines that there is no justifiable reason for refusal, he/she may convene a meeting of the Board of Directors.

„	The Chairperson of the meeting should be Representative Director, as according to the Paragraph ‚and ƒ.

…	Specifics for management of the Board of Directors may be based on by-laws of the Board.

Article 42. Resolutions of the Board of Directors

	Resolutions of the Board of Directors shall be adopted by the presence of a majority of the Directors in office and by the affirmative vote of a majority of the Directors present.

‚	The Board of Directors may allow all Directors or a part thereof to participate in resolutions of the Board of Directors through the means of audio-video communication system, in lieu of attending such a meeting in person. In such a case, such Director(s) shall be deemed to have attended such a meeting in person.

ƒ	No Director who has an interest in a matter for resolution may exercise his or her vote upon such matter.

Article 43. Minutes of the Meeting of the Board of Directors

All agenda of the Board of Directors, the substance of the proceedings of the Board and the result thereof, name(s) of Director(s) who raise(s) an objection to the Board resolution and the reason therefor, shall be recorded in the minutes on which the names and seals of the Chairperson and all Directors and Auditors present shall be affixed or which shall be signed by such persons, and shall be kept at the Company’s headquarters.

CHAPTER 7. ACCOUNTING

Article 44. Fiscal Year

The fiscal year of the Company shall commence on January 1 and end on December 31 of each year.

Article 45. Preparation of Financial Statements and Business Report

	CEO of the Company shall prepare the following documents, supplementary documents thereto and the business report and, after obtaining approval of the Board of Directors, submit such documents to the Auditor six (6) weeks prior to the day set for the Ordinary General Meeting of shareholders, and Representative Director shall submit the following documents and the business report to the Ordinary General Meeting of Shareholders:

1.	Balance sheet;

2.	Profit and loss statement; and

3.	Any other documents indicating the financial status and management results of the Company as defined in the Presidential Decree to implement the Commercial Act

‚	The Company’s Auditor shall submit the audit report to CEO one (1) week prior to the Ordinary General Meeting of Shareholders.

ƒ	CEO shall keep the documents described in Paragraph above, together with the audit report, at the headquarters of the Company for five (5) years and certified copies of all of such documents at the Company’s branches for three (3) years beginning from one (1) week prior to the day of the Ordinary General Meeting of Shareholders.

„	Upon approval by the Ordinary General Meeting of Shareholders of the documents described in Items of Paragraph above, Representative Director shall, without any delay, disclose the documents to the public.

Article 46. Disposition of Surplus

The unappropriated earned surplus of the Company during each fiscal year shall be disposed of pursuant to the resolution of a General Meeting of Shareholders and in accordance with the following:

1.	Earned surplus reserves;

2.	Other Statutory reserves;

3.	Dividends;

4.	Discretionary reserves; and

5.	Other appropriation of retained earnings.

Article 47. Dividends

	Dividends may be paid in cash or shares.

‚	Dividends under Paragraph shall be paid to the shareholders or pledgees who are registered in the register of shareholders as of the last day of each fiscal year.

Article 48. Extinctive Prescription of Dividends

	If there is no claim for the payment of dividends for five (5) years from the date when the allotment starts, the right to claim dividends shall be deemed to be waived.

‚	In such case, the unclaimed dividends shall be deemed to be the earning of the Company.

CHAPTER 8. SUPPLEMENTARY PROVISIONS

Article 49. Duty of Confidentiality

	The employees, or the former employees, of the Company shall not disclose any sensitive information or misuse any information and/or assets which were obtained in connection with his/her duty.

‚	If any officer or any person who was the officer of the Company discloses or misappropriates the information concerning the management of the Company, he/she shall be liable for the loss incurred to the Company due to his/her disclosure or misappropriation of the Company’s information.

Article 50. Appointment of Employee

CEO of the Company shall appoint employees according to the by-laws of the company.

Article 51. Adoption of By-Laws

CEO may, pursuant to resolutions of the Board of Directors, establish by-laws as necessary for the operation and management of the Company.

Article 52. Scope of Application

Matters not specifically provided herein shall be determined in accordance to the resolutions adopted at a General Meeting of Shareholders of the Company and applicable provisions of relevant laws including the Commercial Code.

ADDENDA

Article 1. Effective Date

These Articles of Incorporation shall take effect as of the date the Company is established.